EXHIBIT 99.1

Brookfield Infrastructure Completes Annual Filings

BROOKFIELD, News, Feb. 28, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has filed its 2018 annual report on Form 20-F (the “Annual Report”), including its audited financial statements for the year ended December 31, 2018, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available under the Financial Reports section of our website and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure and investors are encouraged to consult the website.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com